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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               ________________

                               SCHEDULE 14D-1/A
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934


                                NetWorth, Inc.
                           (Name of Subject Company)


                              Compaq-Dallas, Inc.
                                   (Bidder)
                      a direct wholly owned subsidiary of
                          Compaq Computer Corporation


                    Common Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)


                                   64122110
                     (CUSIP Number of Class of Securities)


                                Wilson D. Fargo
                        Senior Vice President, General
                             Counsel and Secretary
                          Compaq Computer Corporation
                                 20555 SH 249
                                P.O. Box 692000
                              Houston, TX  77070
                           Telephone: (713) 514-1463
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies to:
                               Christopher Mayer
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York  10017
                          Telephone:  (212) 450-4000


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|   CUSIP NO.  64122110  |
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|   1      | NAMES OF REPORTING PERSONS                                     |
|          | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON             |
|          | Compaq Computer Corporation                                    |
|          | 76-0011617                                                     |
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|          |                                                                |
|   2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              |
|          |                                                      (a) [ ]   |
|          |                                                      (b) [ ]   |
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|   3      | SEC USE ONLY                                                   |
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|   4      | SOURCE OF FUNDS*                                               |
|          | BK, WC                                                         |
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|   5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                |
|          | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                  [ ]   |
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|   6      | CITIZENSHIP OR PLACE OF ORGANIZATION                           |
|          | Delaware                                                       |
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|   7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                    |
|          | REPORTING PERSON                                               |
|          | 0                                                              |
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|   8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                   |
|          | EXCLUDES CERTAIN SHARES*                                 [ ]   |
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|   9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)              |
|          | 0                                                              |
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|  10      | TYPE OF REPORTING PERSON*                                      |
|          | HC, CO                                                         |
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|   CUSIP NO. 64122110   |
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|   1      | NAMES OF REPORTING PERSONS                                     |
|          | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON             |
|          | Compaq-Dallas, Inc.                                            |
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|   2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              |
|          |                                                      (a) [ ]   |
|          |                                                      (b) [ ]   |
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|   3      | SEC USE ONLY                                                   |
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|   4      | SOURCE OF FUNDS*                                               |
|          | BK   WC                                                        |
-----------------------------------------------------------------------------
|   5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                |
|          | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                  [ ]   |
-----------------------------------------------------------------------------
|   6      | CITIZENSHIP OR PLACE OF ORGANIZATION                           |
|          | Delaware                                                       |
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|   7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                    |
|          | REPORTING PERSON                                               |
|          | 0                                                              |
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|   8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                   |
|          | EXCLUDES CERTAIN SHARES*                                 [ ]   |
-----------------------------------------------------------------------------
|   9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)              |
|          | 0                                                              |
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|  10      | TYPE OF REPORTING PERSON*                                      |
|          | CO                                                             |
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    This amends and supplements the Tender Offer Statement on Schedule 14D-1 of Compaq-Dallas, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on November 9, 1995 (the
"Schedule 14D-1"), in connection with the offer by Purchaser for all outstanding shares of Common Stock, $.01 par value, of NetWorth, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Schedule 14D-1.

Item 10.  Additional Information.

    (b) Parent is named as co-defendant, together with the Company and its directors John F. McHale, Paul S. Zito, Michael R. Corboy, R. Michael Franz and Roel Pieper, in a complaint that was filed on November 13, 1995, in a purported class action for breach of fiduciary duty. The complaint was filed with the Court of Chancery of the State of Delaware, New Castle County. The plaintiff in such action is Gary White, on behalf of himself and all others similarly situated. The complaint alleges that directors of the Company breached their fiduciary duties by entering into a merger agreement with Parent. The complaint also alleges that Parent is an aider and abettor of such breach. The complaint seeks, among other things, injunctive relief and unspecified damages.

    (c)  The waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976 expired at 11:59 p.m. on Friday, November 24, 1995.




                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: November 28, 1995


                                 Compaq-Dallas, Inc.


                                 By  /s/ David J. Schempf
                                     ___________________________
                                     David J. Schempf
                                     Vice President & Treasurer



                                 Compaq Computer Corporation


                                 By  /s/ David J. Schempf
                                     ___________________________
                                     David J. Schempf
                                     Vice President, Corporate
                                     Finance, Corporate Controller
                                     & Treasurer